Buenos Aires, December 28th, 2020

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Amendment to the Share Buyback Program.

Dear Sirs,

We are addressing to you, in accordance with article 11 of Chapter I, Title II and article 2, Chapter I, Title XII of the National Securities Commission (“Comisión Nacional de Valores” or “CNV”) Regulations (AR 2013) to inform that, as the date hereof, the Board of Directors of Pampa Energía S.A. (the “Company” or “Pampa”) approved the amendment of the 5th item of the terms and conditions of the Share Buyback program approved on October 30th, 2020 (the “Program”), in the following terms: “5. Price to be paid per share: Up to US$ 15 (fifteen United States Dollars) per ADR in the New York Stock Exchange and up to AR$ 85.20 (eighty-five with twenty Argentine Pesos) per share in the Bolsas y Mercados S.A.”

Sincerely yours,

Victoria Hitce

Head of Market Relations